Exhibit 99-1

Directors

Directors Whose Terms Expire In 2006

James P. Laurito  (49) President and Chief Executive Officer of the company, Rochester, NY. Mr. Laurito is also President and Chief Executive Officer of NYSEG, Binghamton, NY. Mr. Laurito was President and Chief Operating Officer of Connecticut Natural Gas Corporation and The Southern Connecticut Gas Company from October 2000 to May 2003 and President of TEN Companies, Inc. from January 1999 to October 2000. Director since May 2003. (1)

Robert E. Rude  (53) Senior Vice President and Chief Regulatory Officer of Energy East, Albany, NY and Portland, ME. Mr Rude was Vice President and Controller of Energy East from April 2001 to June 2005. Director since February 2006.(1)

Wesley W. von Schack  (61) Chairman, President, and Chief Executive Officer of Energy East, Albany, NY and Portland, ME. Director of: Energy East, Albany, NY and Portland, ME; Mellon Financial Corporation and Mellon Bank, N.A., Pittsburgh, PA; AEGIS Insurance Services, Inc., Jersey City, NJ; and Gettysburg National Battlefield Museum Foundation, Washington, DC. Trustee of the American Gas Association Foundation, Washington, DC. Director since June 2002. (1)

_________________

(1)  None of the directors receive compensation for serving as directors of the company because they are officers of Energy East or certain of its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

     The company believes that during 2005 all filing requirements under Section 16(a) of the Securities Exchange Act of 1934 were satisfied by its directors and executive officers.

Executive Compensation

     The following sets forth certain information relating to cash and noncash compensation for each of the last three fiscal years for Mr. Laurito and the next four highest compensated officers of the company in 2005. The following also sets forth certain information relating to benefits and to change in control arrangements for the company's officers. All amounts presented are aggregate compensation from the company and its affiliates. When an officer of the company is also an officer of one or more of the company's affiliates, the expense for such compensation is allocated based on the time that the officer devotes to the respective companies.

Summary Compensation Table
		Annual Compensation		Long-Term Compensation
				Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Restricted Stock (1)	Options/ SARs (#)	Long-Term Incentive Plan	All Other Compensation (2)

James P. Laurito President	2005 2004 2003	$350,003 345,965 316,669	$204,752 243,953 211,502	$196,945 143,340 115,200	11,962 20,000 20,000	$0 0 0	$28,491 31,088 110,675
Michael H. Conroy Vice President	2005 2004 2003	198,077 168,213 155,004	99,630 78,625 70,250	44,770 78,837 63,360	2,362 0 0	0 0 0	6,209 10,069 21,399
David J. Irish Vice President	2005 2004 2003	146,868 145,173 146,868	92,527 87,386 59,167	44,770 78,837 63,360	2,362 0 0	0 0 0	6,681 11,590 4,406
Laura S. Conklin Vice President	2005 2004 2003	149,615 108,683 82,045	83,740 894 5,751	44,770 0 0	2,362 10,000 0	0 0 0	4,733 6,795 6,081
David J. Kimiecik Vice President	2005 2004 2003	145,000 129,650 115,863	82,215 66,747 23,567	44,770 0 0	2,362 10,000 0	0 0 0	2,398 1,960 1,809

______________

(1) As of December 31, 2005, the aggregate restricted stock holdings and their value, for Messrs. Laurito, Conroy, Irish, Ms. Conklin and Mr. Kimiecik were 16,540 shares ($377,112), 6,664 shares ($151,939), 6,664 shares ($151,939), 1,714 shares ($39,079) and 1,714 shares ($39,079), respectively, under the Energy East Restricted Stock Plan. Dividends on restricted stock are paid as compensation prior to vesting and are paid after vesting in a manner consistent with all dividends on non-restricted Energy East common stock.

(2) In 2005, the company contributed for Messrs. Laurito, Conroy, Irish, Ms. Conklin and Mr. Kimiecik $6,300, $5,942, $4,406, $4,625, and $2,175, respectively, under a tax deferred savings plan (401(k) Plan). The company also contributed $392 for Mr. Irish and $120 for Mr. Kimiecik under the Employees' Stock Purchase Plan. The company made payments for Messrs. Laurito and Irish of $18,777 and $1,382, respectively, for financial planning services. The company made a payment for Mr. Laurito of $2,872 for membership fees. The company made payments of $542, $267, $501, $108 and $103 for Messrs. Laurito, Conroy, Irish, Ms. Conklin and Mr. Kimiecik, respectively, for group term life insurance.

Option/SAR Grants in Last Fiscal Year (2005)
	Individual Grants

Name	Number of Securities Underlying Options/ SARs Granted #(1)	Percentage of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value(3)

James P. Laurito	11,962(2)	1.62%	$26.2200	04/01/15	$36,125
Michael H. Conroy	2,362(2)	0.32%	$26.2200	04/01/15	7,133
David J. Irish	2,362(2)	0.32%	$26.2200	04/01/15	7,133
Laura S. Conklin	2,362(2)	0.32%	$26.2200	04/01/15	7,133
David J. Kimiecik	2,362(2)	0.32%	$26.2200	04/01/15	7,133

____________

(1) Pursuant to the Energy East 2000 Stock Option Plan, participants were granted options to purchase a specified number of shares of Energy East common stock at specified exercise prices. These options were granted in tandem with the same number of stock appreciation rights and are for a term of ten years from the date of grant. The exercise price of an option or tandem stock appreciation right may not be less than 100% of the closing price of an Energy East share determined on the last trading date before such option and tandem stock appreciation right are granted. The exercise of an option or a tandem stock appreciation right will result in a corresponding cancellation of the related stock appreciation right or option to the extent of the number of shares of Energy East common stock as to which the option or the stock appreciation right was exercised. Replacement options are granted to participants at the time of an exercise of an option to the extent that all or any portion of the option exercise price or taxes incurred in connection with the exercise of the option are paid for by using other shares of Energy East common stock or by the withholding of Energy East common stock. The replacement option is granted for the number of shares the participant tenders to pay the exercise price or taxes incurred. Replacement options will first be exercisable no earlier than six months from the date of their grant and will have an expiration date equal to the expiration date of the original option. The options are transferable to family members and certain entities under certain circumstances.

(2) The options and tandem stock appreciation rights were granted on April 1, 2005 and the right to exercise vests in three installments as follows: (a) 33 1/3% vested on grant date, April 1, 2005; (b) an additional 33 1/3% vested on January 1, 2006; and (c) the remaining 33 1/3% will vest on January 1, 2007.

(3) There is no assurance the value realized will be at or near the value based on the Black-Scholes option-pricing model. The actual value, if any, will depend on the excess of the stock price over the exercise price on the date the option is exercised. In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 16.51%; risk-free rate of return, 4.28%; dividend yield, 4.54%; and an expected term before exercise of 6.00 years.

Aggregated Option/SAR Exercises in Last Fiscal Year (2005) and Fiscal Year-End Option/SAR Values
			Number of Shares Underlying Unexercised Options/SARs at Fiscal Year-End (#)

Name	Shares Acquired on Exercise (#)	Value Realized (1)	Exercisable	Unexercisable

James P. Laurito	20,000	$99,201	3,987	14,642
Michael H. Conroy	10,000	81,800	9,287	1,575
David J. Irish	0	0	787	1,575
Laura S. Conklin	0	0	7,454	4,908
David J. Kimiecik	8,000	28,230	13,454	4,908

	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End (2)

Name	Exercisable	Unexercisable

James P. Laurito	$0	$0
Michael H. Conroy	12,275	0
David J. Irish	0	0
Laura S. Conklin	0	0
David J. Kimiecik	8,400	0

________

(1) The "Value Realized" is equal to the difference between the option exercise price and the closing price of an Energy East share on the New York Stock Exchange on the date of exercise.

(2) The "Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End" is equal to the difference between the option exercise price and the closing price of $22.80 per Energy East share on the New York Stock Exchange on December 31, 2005.

Pension Plan

     Certain officers of RG&E also serve in the same positions with NYSEG. RG&E and NYSEG are both subsidiaries of Energy East. When an officer of the company is also an officer of one or more of the company's affiliates, the expense for benefits is allocated based on the time that the officer devotes to the respective companies.

     Messrs. Conroy, Irish, and Ms. Conklin participate in a non-contributory, tax-qualified, defined benefit pension plan known as the RG&E Retirement Plan and also participate in the Energy East Corporation ERISA Excess Plan (Excess Plan). The benefit provided by the RG&E Retirement Plan and the Excess Plan, as they presently exist, is based upon one of the three following formulas:

> a pension equity plan formula (a formula that is defined as a lump sum payable at age 65 and is based on the average highest consecutive 36 months of eligible compensation during the last 120 months prior to retirement);
> a final average pay formula (a formula that is defined as an annuity payable at age 65 and is based on the average highest consecutive 36 months of eligible compensation during the last 120 months prior to retirement); or

> a cash balance formula for employees hired on or after January 1, 2005 (a formula that is defined as a lump sum payable immediately based on annual contributions).

     The pension equity plan formula was introduced effective July 1, 1999. Employees whose age and service equaled 75 or who were age 55 with 10 years of service on December 31, 1999 receive the most valuable between the pension equity formula or the final average pay formula. All other employees' benefits will be based on the pension equity plan formula or the cash balance formula only.

     The Excess Plan provides that all non-union employees who have completed five years of service shall receive the full benefits of the RG&E Retirement Plan without regard to any limitations imposed by the federal tax law. The table below may be used to calculate the approximate annual benefits payable as a straight-life annuity to executive officers at normal retirement age (65) under the RG&E plans in specified remuneration and years-of-service classifications.

Average Annual Salary*
Years of Service

10		20	30	40**

$400,000	$65,100	$130,100	$251,500	$285,400
350,000	56,500	113,000	219,800	246,500
300,000	47,900	95,800	188,000	207,900
250,000	39,300	78,700	156,200	169,100
200,000	30,800	61,500	120,400	130,400

_____________

*  Average annual salary includes the average of the three highest consecutive years of base pay plus bonus out of the last ten years before retirement. The amounts shown in the salary and bonus columns in the Summary Compensation Table constitute qualifying compensation under the plans.

     Mr. Irish will receive a benefit calculated using the most valuable of the pension equity plan formula or the final average pay formula based on his 34 credited years of service. Mr. Conroy and Ms. Conklin will receive a benefit calculated using the pension equity formula based on their 26 and 14 credited years of service, respectively.

     The RGE Retirement Plan is non-contributory and is funded under a trust arrangement and an insurance contract. The RGE Retirement Plan provides for normal and early retirement benefits and offers optional forms of payment including a lifetime annuity and lump sum. The Excess Plan benefit is paid as a lump sum equal to the value of the annual retirement benefit with such value based on the applicable interest rate and mortality table at the time of the executive's termination or retirement.

     Mr. Kimiecik participates in a non-contributory, tax-qualified defined benefit plan known as the NYSEG Retirement Benefit Plan and also participates in the Excess Plan. He does not participate in the RG&E Retirement Plan. The following table sets forth the maximum retirement benefits payable to employees who retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the NYSEG Retirement Benefit Plan and the Excess Plan, as they presently exist. There are no deductions for social security and other offset amounts.

Average Annual Salary*
	Years of Service

	10	20	30	40**

$400,000	$65,700	$131,400	$197,200	$250,000
350,000	57,500	114,900	172,400	218,600
300,000	49,200	98,400	147,700	187,300
250,000	41,000	81,900	122,900	155,900
200,000	32,700	65,400	98,200	124,500

____________

* Average annual salary includes the average of the five highest consecutive years of base pay plus bonus out of the last ten years before retirement. The amounts shown in the salary and bonus columns in the Summary Compensation Table constitute qualifying compensation under the plans.

** Maximum years of employment service for the NYSEG Retirement Benefit Plan.

     The NYSEG Retirement Benefit Plan provides retirement benefits for hourly and salaried employees, including officers of NYSEG, based on length of service and the average of eligible compensation for the five highest paid consecutive years during the last ten years of employment service. The NYSEG Retirement Benefit Plan is non-contributory and is funded under a trust arrangement and an insurance contract. The NYSEG Retirement Benefit Plan provides for normal and early retirement benefits.

     The Excess Plan provides that all non-union employees who have completed five years of service shall receive the full benefits of the NYSEG Retirement Benefit Plan without regard to any limitations imposed by the federal tax law.

     The Retirement Benefit Plan offers optional forms of payment including a lifetime annuity and lump sum. The Excess Plan benefit is paid as a lump sum equal to the value of the annual retirement benefit with such value based on the applicable interest rate and mortality table at the time of the executive's termination or retirement.

     Mr. Kimiecik has 17 credited years of service under the NYSEG Retirement Benefit Plan and the Excess Plan.

     Mr. Laurito participates in the RG&E Retirement Plan and the Excess Plan as well as the Energy East Supplemental Executive Retirement Plan (Energy East SERP). The following table sets forth the maximum retirement benefits payable to Mr. Laurito if he retires at age 60 or later, in specified compensation and years of service classifications, pursuant to these pension plans, as they presently exist. The amounts listed below reflect the reduction for Social Security benefits. There are no other offset amounts.

Average Annual Salary*
	Years of Service

	10	20	30	40**

$1,000,000	$281,000	$491,000	$611,000	$731,000
800,000	221,000	389,000	485,000	581,000
600,000	161,000	287,000	359,000	431,000
400,000	101,000	185,000	233,000	281,000

____________

*  Average of the salaries (including amounts listed under "Bonus" in the Summary Compensation Table, and not including other amounts listed under "Long-Term Compensation Awards, Restricted Stock and Options/SARs," "Payouts Long-Term Incentive Plan," and "All Other Compensation" in the Summary Compensation Table) for the highest three consecutive years of salary within the last five years of employment service.

** Maximum years of employment service for Energy East SERP purposes.

     The Excess Plan provides that all non-union employees who have completed five years of service, shall receive the full benefits of the tax-qualified benefit plan in which they participate without regard to any limitations imposed by the federal tax law. The Energy East SERP provides that key employees, including certain executives and officers of the Company and certain subsidiaries who have at least five years of service, and who retire at age 55 or later, shall receive a total retirement benefit (including benefits under the tax-qualified benefit plan, Excess Plan, and Social Security), based on years of service, of up to 75% of the average of their highest three consecutive years of eligible compensation (including base pay plus AEIP awards) within the last five years of employment. Benefits payable prior to age 60 are reduced for early retirement.

     The Retirement Plan offers optional forms of payment including a lifetime annuity and lump sum. The Excess Plan and Energy East SERP benefit is paid as a lump sum equal to the value of the annual retirement benefit with such value based on the applicable interest rate and mortality table at the time of the executive's termination or retirement.

     Mr. Laurito has 8 years of credited service under the RG&E Retirement Plan, Excess Plan and the Energy East SERP.

Employment, Change In Control and Other Arrangements

     Mr. Laurito has a severance agreement in order to provide for certain payments if, generally, within two years following a change in control of Energy East, his employment is terminated either by the company without cause or by him for good reason. The severance agreement has a term ending on December 31, 2006, with automatic one-year extensions unless either party to the agreement gives notice that the agreement is not to be extended. The agreement was unanimously approved by the Board of Directors. The benefits consist of a lump-sum severance payment equal to two times the sum of (i) his then-annual base salary, and (ii) the higher of any award paid to him under the Annual Executive Incentive Plan ("AEIP") with respect to the year immediately preceding the year in which the termination occurs or the average of the AEIP awards paid to him in the three years preceding the year in which the change in control occurs. In the event of such termination, his life, disability, accident and health insurance benefits will continue for a period of 24 months and he will receive an amount equal to all earned but unpaid awards under the AEIP and a pro rata portion of any award under the AEIP with respect to the year in which the termination occurs, provided, however, that there shall be no duplication of payments made pursuant to the agreement and the AEIP. In the event of such termination, Mr. Laurito will be given additional age and service credit under the Excess Plan and Energy East SERP. In the event that any payments made on account of a change in control of Energy East, whether under the agreement or otherwise, would subject him to federal excise tax or interest or penalties with respect to such federal excise tax, he will be entitled to be made whole for the payment of any such taxes, interest or penalties.

     Mr. Laurito has entered into an Employee Invention and Confidentiality Agreement. The agreement provides for, among other things, payments (up to one year's salary) and certain health insurance premiums in the event that his employment is terminated whether voluntarily or involuntarily, and the noncompetition provisions of the agreement prevent him from obtaining other appropriate employment, so long as he is not entitled to receive payments under a severance agreement.

     In the event of a change in control of Energy East, participants in the AEIP will be paid an amount which includes all earned but unpaid awards, a pro rata portion of any award with respect to the year in which such change in control occurs and, if the Plan continues in effect for the remainder of the performance period, an additional payment at the end of the year in which such change in control occurs to the extent that the award earned under the normal terms of the AEIP exceeds the amount paid upon such change in control. After a change in control of Energy East, officers and certain key employees of Energy East and certain subsidiaries with 5 or more years of service who qualify, and whose employment is terminated, other than for cause, shall receive a total retirement benefit payable as a lump sum as determined under the applicable non-qualified pension plan.

     The Compensation and Management Succession Committee of the Board of Directors of Energy East in its discretion may take certain actions in order to preserve, in the event of a change in control of Energy East, a participant's rights under an award issued pursuant to the 1997 Stock Option Plan, the 2000 Stock Option Plan or the Restricted Stock Plan.

     Grantor trusts have been established to provide for the payment of certain employee and director benefits, including severance benefits that might become payable after a change in control of Energy East.

Security Ownership of Management

     The following table indicates the number of shares of Energy East common stock, and Energy East common stock equivalent units beneficially owned as of February 1, 2006, by each director, each of the officers named in the Summary Compensation Table included elsewhere herein, and by the 11 current directors and officers as a group and the percent of the outstanding securities so owned.

Name	Energy East Common Stock Beneficially Owned (1)	Energy East Common Stock Equivalent Units	Total Energy East Common Stock and Energy East Common Stock Equivalent Units	Percent of Class

Laura S. Conklin	14,206	0	14,206	(2)
Michael H. Conroy	18,085	0	18,085	(2)
David J. Irish	10,694	0	10,694	(2)
David J. Kimiecik	20,903	0	20,903	(2)
James P. Laurito	34,844	1,233	36,077	(2)
Robert E. Rude	95,869	0	95,869	(2)
Wesley W. von Schack	1,336,755	0	1,336,755	(2)
12 current directors and officers as a group	1,823,088	1,233	1,824,321	1.2%

_______________

(1) Includes shares of Energy East common stock that may be acquired through the exercise of stock options that are exercisable currently. The number of shares which may be acquired, and by whom, are as follows: Ms. Conklin, 11,574, Mr. Conroy, 10,074; Mr. Irish, 1,574; Mr. Kimiecik, 17,574; Mr. Laurito, 14,641; Mr. Rude, 71,308; Mr. von Schack, 1,030,430; and all current directors and officers as a group, 1,402,714.

(2) Less than 1% of the outstanding common stock of Energy East.

Code of Ethics

     All of the company's directors and employees, including its principal executive, financial and accounting officers are subject to the Energy East Code of Conduct. The Energy East Code of Conduct is available on Energy East's website: www.energyeast.com. Waivers of the Code of Conduct are not contemplated. However, in the unlikely event of an amendment to, or waiver from, the Code of Conduct applicable to the principal executive, financial accounting officers of the company, Energy East will post such information on its website.

Audit Fees

     Aggregate fees billed to or allocated to the company by Energy East as part of its consolidated audits for each of the last two fiscal years for professional services rendered for the audit of the company's annual financial statements and the reviews of the financial statements included in the company's Forms 10-Q for the year 2005 were $667,233 and for the year 2004 were $982,156.

Audit-Related Fees

     Aggregate fees billed to or allocated to the company by Energy East for each of the last two fiscal years for assurance and related services reasonably related to the performance of the audit of the company's annual financial statements and the reviews of the financial statements included in the company's Forms 10-Q for the year 2005 were $2,389 and for the year 2004 were $36,134, consisting of the following:

	2005 Fees	2004 Fees

Benefit Plan Audits	$1,389	$36,134
Agreed Upon Procedures Letters	$1,000	0

Tax Fees

     Aggregate fees billed to or allocated to the company by Energy East for each of the last two fiscal years for professional tax services rendered for the year 2005 were $10,406 and for the year 2004 were $36,078, consisting of the following:

	2005 Fees	2004 Fees

Tax Compliance and Refunds	$10,406	$36,078

All Other Fees

     Other fees consist of the licensing fee for accounting research software of $1,500 per year.

Audit Committee

     The Audit Committee of Energy East, which serves as the Audit Committee for the Company, has not adopted pre-approval policies or procedures. In addition, none of the services described above were approved under the "de minimis" service exception. Further information regarding Energy East's Audit Committee will be set forth in Energy East's proxy statement to be filed with the Securities and Exchange Commission on or prior to May 1, 2006.